Exhibit 1.01
Weatherford International Ltd.
Conflict Minerals Report
For the Year Ended December 31, 2013

This is the Conflict Minerals Report of Weatherford International Ltd. (“Weatherford”, “we”, “our” or “Company”) for the calendar year ended December 31, 2013 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule”). In conducting our due diligence for calendar year 2013, Weatherford looked to the framework of Annex I of the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011) (“OECD Framework”) and the EICC-GeSI conflict minerals reporting template that facilitates the transfer of information through the supply chain. Unless otherwise defined below, please refer to Form SD, the Rule and the 1934 Act Release No. 3467716 for definitions of the terms used herein.

1.
Conflict Minerals Policy. Weatherford developed a conflict minerals policy, which is included within our supplier code of conduct (“Code of Conduct”). Beginning in 2014, all new suppliers from which Weatherford procures raw materials and components used in Weatherford manufacturing operations, are required to agree to the Code of Conduct as part of the terms and conditions of doing business with Weatherford. The Weatherford Conflict Minerals Policy can be found at:

www.weatherford.com/AboutWeatherford/CorporateGovernance/SupplierCodeofConduct/SupplierCodeofConduct_MAIN

2.
Products Overview: Weatherford is an oilfield service and equipment company dedicated to helping clients maximize the value of their oil and gas assets. Weatherford’s product and service portfolio spans the life cycle of the well, and includes capability in drilling and formation evaluation, well construction, completion and production.

3.
Risk Assessment, RCOI, and Due Diligence. Weatherford is a downstream company that does not have direct visibility to smelters or refiners (“SOR”) and the mine of origin. As such, Weatherford contacted its relevant suppliers with a standard supply chain questionnaire. A summary of the process undertaken is as follows:

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Data Extraction and Identification of Relevant Suppliers. Weatherford compiled data and identified possible in-scope suppliers across the Company. Aggregated data was extracted from supplier categories across our direct suppliers. The aggregated data was refined to exclude suppliers outside of the scope of the regulation.

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Reasonable Country of Origin. Weatherford developed and utilized an online, email-based conflict minerals questionnaire (“Questionnaire”) to request information from relevant suppliers as to the use and origin of Conflict Minerals. The Questionnaire was primarily based on the EICC-GeSI conflict minerals reporting template and was intended to a) obtain supplier information as to the use of Necessary Conflict Minerals, b) perform an RCOI if the supplier indicated use of Necessary Conflict Minerals, c) conduct due diligence as to the source of Necessary Conflict Minerals, and d) assess whether our supply chain adheres to due diligence measures put forward by the OECD. The relevant suppliers found in the data extraction and identification process were asked to complete the Questionnaire. Efforts to obtain responses from suppliers lacking valid contact information within the time allotted were prioritized based on materiality of products or components sold to or manufactured for the Company.

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Due Diligence. Based on the response to the RCOI, Weatherford further queried the relevant suppliers to determine the source and chain of custody of Necessary Conflict Minerals and undertook the following:

•	Established a dedicated mailbox specific to Conflict Minerals questions and concerns by suppliers.

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Requested surveyed suppliers to provide information related to any Necessary Conflict Minerals including: a) identification of such Necessary Conflict Mineral, b) whether the Necessary Conflict Mineral came from scrap or recycled sources, and c) the name and address of any facilities where the Necessary Conflict Mineral is manufactured, mined or produced.

•	Compiled the metrics and supplier submitted forms into a functional database.

•	Reviewed supplier submitted data for duplicates and possible inaccuracies.

•	Employed efforts to increase supplier response rate.

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Requested all surveyed suppliers to provide company-wide conflict minerals policies and practices for assessing compliance to both the Weatherford conflict mineral policy and the principles embodied in the OECD framework.

4.	Risk Mitigation. Weatherford is developing and improving steps and processes in an effort to:

•	Enhance data gathering and quality to further mitigate the risk that any Necessary Conflict Minerals benefit armed groups in the Covered Countries.

•	Expand procurement processes for capturing Conflict Mineral information.

•	Engage with our suppliers to encourage their sourcing from conflict-free SORs.

•	Incorporate our conflict minerals policy, as contained within our Code of Conduct, into relevant contracts.

•	Develop standards and processes to increase the supplier response rate and quality of data received as to Conflict Minerals and SORs.

Based on further evaluation of suppliers’ responses and in accordance with the OECD Framework, Weatherford may conduct additional due diligence with the supplier or the sub-supplier to determine the source of any Necessary Conflict Minerals and whether that source directly or indirectly aids armed groups in the Covered Countries. We intend to continue participation in industry groups committed to a conflict-free supply chain and the sharing of knowledge as to conflict-free suppliers and SORs, and we intend to consult industry guidelines that enable companies to source conflict-free minerals, such as the joint EICC-GeSI efforts to address responsible sourcing through the development of the Conflict-Free Smelter program.